Exhibit 16.2

For Immediate Release

Press Contacts:         Charles T. Jensen               David A. Kaminer
                        NeoMedia Technologies, Inc.     The Kaminer Group
                        +(239) 337-3434                 +(914) 684-1934
                        cjensen@neom.com                dkaminer@kamgrp.com

   NeoMedia Signs LOI to Acquire Mobile Marketing Solution Provider HipCricket

FORT MYERS, Fla., Feb. 17, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to content on the Mobile Internet, has continued its growth strategy by signing a Letter of Intent to acquire HipCricket, Inc., a provider of custom mobile marketing solutions to broadcasters and brand marketers.

      Charles T. Jensen, president and CEO of NeoMedia, said the LOI is non-binding. Following due diligence, he said the transaction should close within 90 days at a total purchase price of $4.5 million in cash and shares of NeoMedia common stock, including interest-bearing bridge loans to HipCricket of $500,000.

'Rising Star' in Mobile Marketing

      Mr. Jensen called HipCricket "a rising star in mobile marketing."

      Founded in 2004 in Essex, Connecticut, HipCricket (www.HipCricket.com), has already worked with four national radio groups, TV networks, a top TV reality show, and more than two dozen major marketers. Within the past year HipCricket has worked with, AEG, BBDO, Catapult Marketing, Clear Channel(R) Communications, Cox(R) Radio, Walt Disney Parks & Resorts(R), Dunkin' Donuts(R), Fox(R) Sports Radio, FritoLay(R), Hershey's, Katz Radio Group, Maybelline(R), Miller Brewing(R), Nokia, Pernod Ricard(R), Ryan Partnership, the Official NASCAR(R) Membership Club, Susquehanna Communications(R) Inc. and TIMEX(R), among other clients whose names have not yet been announced.

      HipCricket licenses software to radio stations and networks, enabling interaction directly with listeners and watchers via SMS, MMS, IVR and e-mail, creating new or additional revenue streams while also potentially increasing ratings. HipCricket also develops and executes interactive marketing programs for brand marketing companies and their agencies, enabling a brand to interact directly with individual consumers in real time, with significantly greater response rates at lower cost than other marketing vehicles. The company also offers full wireless and event marketing capabilities with emphasis on the key growth target of young adult consumers.

      HipCricket also provides customers with a wide range of mobile media solutions including marketing and mobile strategy development, marketing plan integration, creative content development, program execution, tracking and analysis, and database development and maintenance.

'The Next Step in a Growth Plan'

      NeoMedia's Jensen called the proposed acquisition of HipCricket "the next step in a growth plan now well underway." Last week NeoMedia acquired Mobot(R), Inc., of Lexington, Mass., a pioneer in mobile visual recognition technology, for $10 million in cash and stock, and earlier this week announced the purchase of 12snap AG of Munich, Germany, an award-winning leader in marketing and entertainment applications and programs via cellular phones, for $22 million.

      "NeoMedia is putting the pieces into place in keeping with our strategic plan," he said. "The talents and successes of HipCricket fit well with the other companies now in our PaperClick(R) wireless business unit, as we move forward -- rapidly -- to lead and embrace mobile marketing in the U.S. and worldwide."

      Jim Hood, CEO of HipCricket, added, "We are pleased to be joining forces with NeoMedia. They have very exciting technologies which, in combination with our application, sales team and marketing expertise, should enable us to bring what we believe is the best and broadest array of wireless marketing opportunities to our current and future clients."

Company with a Wealth of Experience

      "It's rare to find a team with HipCricket's wealth of experience and marketing smarts in the cellular space . . . and when you do, you have to act fast," said Martin Copus, NeoMedia's COO and chief executive of the company's PaperClick(R) wireless business unit.

      "HipCricket's senior management team comes from big agencies and the client side, and its team in Seattle brings depth of knowledge of the media industry - especially broadcast," he said. "They truly speak the language of their clients.

      "Now, with four synergistic mobile marketing offerings in the U.S. - PaperClick's direct-to-mobile-web connectivity, Mobot's visual recognition technology, 12snap's award-winning creativity and applications, and HipCricket's campaign management platform - I believe there's little doubt that NeoMedia has emerged as the 'go-to' company for commercial use of wireless," Mr. Copus said.

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including the PaperClick (www.PaperClick.com) platform, PaperClick for Camera Phones(TM) and the PaperClick Mobile Go-Window(TM) which provide One Click To Content(TM) connectivity for products, print and physical objects to link directly to specific desired content on the mobile Internet. NeoMedia also offers a variety of mobile enterprise solutions, including expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About HipCricket, Inc.

HipCricket Inc. (www.hipcricket.com) is a leading mobile marketing firm that provides innovative, custom solutions to broadcasters and brand marketers. HipCricket combines senior marketing expertise with state-of-the-art mobile and event marketing technologies to offer clients unprecedented interactivity with their consumers, viewers, listeners or customers on a one-to-one personal level.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Camera Phones, PaperClick Mobile Go-Window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Mobot is a registered trademark of Mobot, Inc. Other trademarks are properties of their respective owners.